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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO/A
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934


                                (Amendment No. 2)


                      CORNERSTONE REALTY INCOME TRUST, INC.
                      -------------------------------------

                       (Name Of Subject Company (issuer))

           CORNERSTONE REALTY INCOME TRUST, INC. (ISSUER AND OFFEROR)
 -------------------------------------------------------------------------------
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      SERIES A CONVERTIBLE PREFERRED SHARES
                      -------------------------------------
                         (Title of Class of Securities)

                                    21922V201
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Glade M. Knight
                              306 East Main Street
                            Richmond, Virginia 23219
                                 (804) 643-1761
                                 --------------

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                                Leslie A. Grandis
                                McGuireWoods LLP
                                One James Center
                              901 East Cary Street
                               Richmond, VA 23219

                            CALCULATION OF FILING FEE
                            -------------------------

   Transaction Value(1)                              Amount of Filing Fee(1)
--------------------------------------------------------------------------------

     $264,855,300                                          $52,971
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(1)  The registration fee has been calculated  pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the book value of the Series A Convertible Preferred Shares that may be received by Cornerstone Realty Income Trust, Inc. in the exchange offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $66,213
    Form or Registration No.:  Form S-4, Registration Statement No. 333-56024
    Filing Party:              Cornerstone Realty Income Trust, Inc.
    Date Filed:                February 21, 2001.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2001 (the "Schedule TO") relating to the offer by Cornerstone Realty Income Trust, Inc. ("Cornerstone") to exchange each outstanding Series A Convertible Preferred Share (the "Convertible Preferred Shares") for (1) two Cornerstone common shares or (2) one Cornerstone common share and $12.25 in cash, subject to the election of holders of the Convertible Preferred Shares and certain other conditions (the "Exchange Offer"). The terms and conditions of the Exchange Offer are described in Amendment No. 1 to the Registration Statement on Form S-4 filed by Cornerstone with the Securities and Exchange Commission on March 12, 2001 (File No. 333-56024) and the preliminary prospectus relating to the Exchange Offer, the Convertible Preferred Shares, and the Cornerstone common shares ("Common Shares") contained therein, as supplemented by the prospectus supplement dated April 11, 2001 (the "Prospectus"). The Prospectus is incorporated by reference in this Schedule TO in response to some of the Items required in this Schedule TO.

         All information set forth in the Prospectus is incorporated by reference in response to some of the Items required in this Schedule TO. Cornerstone hereby amends and supplements the schedule TO as follows:

ITEM 12.   EXHIBITS


Exhibit (b)(1)         Promissory  Note dated  March 23,  2001 in the  principal
                       amount of $12,750,000 made payable by CRIT-VA II, Inc. to First Union National Bank, with respect to the Greenbrier
                       Apartments in Fredericksburg, Virginia. (Incorporated by reference to Exhibit 4.1 to Report on Form 8-K/A dated
                       April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(2)         Indemnity  and Guaranty  Agreement  dated as of March 23,
                       2001  by  Cornerstone   Realty  Income  Trust,   Inc.  as
                       Indemnitor  in  favor  of First  Union  National  Bank as
                       Lender,  in connection with a $12,750,000 loan to CRIT-VA
                       II,  Inc. as  Borrower,  with  respect to the  Greenbrier
                       Apartments in Fredericksburg, Virginia. (Incorporated by reference to Exhibit 4.2 to Report on Form 8-K/A dated
                       April 13, 2001; Sec File No.001-12875).

Exhibit (b)(3)         Deed of Trust and  Security  Agreement  dated as of March
                       23, 2001,  from CRIT-VA II, Inc.,  as Grantor,  to TRSTE,
                       Inc.  as  Trustee  for First  Union  National  Bank,  the
                       Beneficiary with respect to the Greenbrier Apartments in Fredericksburg, Virginia. (Incorporated by reference to Exhibit 4.3 to Report on Form 8-K/A dated April 13, 2001;
                       Sec File No. 001-12875).

Exhibit (b)(4)         Assignment of Warranties and Other Contract  Rights dated
                       as of March 23, 2001 from CRIT-VA II, Inc. as Borrower to
                       First Union  National  Bank as Lender with respect to the
                       Greenbrier   Apartments   in  Fredericksburg,   Virginia.
                       (Incorporated by reference to Exhibit 4.4 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(5)         Assignment of Leases and Rents dated as of March 23, 2001
                       by CRIT-VA  II,  Inc. as Assignor in favor of First Union
                       National Bank as Assignee with respect to the  Greenbrier
                       Apartments in Fredericksburg, Virginia. (Incorporated by reference to Exhibit 4.5 to Report on Form 8-K/A dated
                       April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(6)         Consent  and  Agreement of Manager  dated as of March 23,
                       2001 by CRIT-VA  II,  Inc.  as Borrower in favor of First
                       Union  National  Bank  as  Lender  with  respect  to  the
                       Greenbrier   Apartments   in  Fredericksburg,   Virginia.
                       (Incorporated by reference to Exhibit 4.6 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(7)         Environmental  Indemnity  Agreement dated as of March 23,
                       2001 by CRIT-VA II, Inc. and  Cornerstone  Realty  Income
                       Trust,  Inc.,  as  Indemnitors,  in favor of First  Union
                       National Bank, as Lender,  with respect to the Greenbrier
                       Apartments in Fredericksburg, Virginia. (Incorporated by referfence to Exhibit 4.7 to Report on Form 8-K/A dated
                       April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(8)         Receipt and Closing  Certificate  dated March 23, 2001 by
                       CRIT-VA  II,  Inc. as  Borrower  and  Cornerstone  Realty
                       Income  Trust,  Inc. as Guarantor in favor of First Union
                       National Bank, as Lender,  with respect to the Greenbrier
                       Apartments in Fredericksburg, Virginia. (Incorporated by referfence to Exhibit 4.8 to Report on Form 8-K/A dated
                       April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(9)        Schedule  setting forth information on six  substantially
                       identical promissory notes dated March 23, 2001 in various principal amounts made payable to the order of First Union National Bank. (Incorporated by reference to
                       Exhibit 4.9 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(10)        Schedule setting forth  information on six  substantially
                       identical Indemnity and Guaranty Agreements dated as of March 23, 2001 by Cornerstone Realty Income Trust, Inc.
                       as Indemnitor in favor of First Union National Bank as Lender. (Incorporated by reference to Exhibit 4.10 to Report on Form 8-K/A dated April 13, 2001; Sec File No.
                       001-12875).

Exhibit (b)(11)        Schedule setting forth  information on six  substantially
                       identical  Deeds of Trust dated as of March 23, 2001 with
                       First Union National Bank as Beneficiary.   (Incorporated
                       by reference to Exhibit 4.11 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(12)        Schedule setting forth  information on six  substantially
                       identical  Assignments  of Warranties  and Other Contract
                       Rights dated as of March 23, 2001 to First Union National
                       Bank as Lender.  (Incorporated  by  reference  to Exhibit
                       4.12 to Report on Form 8-K/A dated April  13,  2001;  Sec
                       File No. 001-12875).

Exhibit (b)(13)        Schedule setting forth  information on six  substantially
                       identical Assignments of Leases and Rents dated as of March 23, 2001 to First Union National Bank as Assignee.
                       (Incorporated by reference to Exhibit 4.13 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(14)        Schedule setting forth  information on six  substantially
                       identical Consents and Agreements of Manager dated as of March 23, 2001 in favor of First Union National Bank.
                       (Incorporated by reference to Exhibit 4.14 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(15)        Schedule setting forth  information on six  substantially
                       identical Environmental Indemnity Agreements dated as of March 23, 2001 in favor of First Union National Bank.
                       (Incorporated by reference to Exhibit 4.15 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

Exhibit (b)(16)        Schedule setting forth  information on six  substantially
                       identical  Receipt and Closing  Certificates  dated March
                       23,  2001  in  favor  of  First  Union   National   Bank.
                       (Incorporated by reference to Exhibit 4.16 to Report on Form 8-K/A dated April 13, 2001; Sec File No. 001-12875).

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           CORNERSTONE REALTY INCOME TRUST, INC.


April 13, 2001                             /s/ Stanley J. Olander, Jr.
                                           -------------------------------------
                                           Stanley J. Olander, Jr.
                                           Director, Chief Financial Officer
                                           and Secretary


                                           April 13, 2001